Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 333-233098

Hello,

I wanted to share two recent press releases issued by Virgin Galactic, which can be found here and here, announcing three new additions to Virgin Galactic’s Board of Directors, and the date of Social Capital Hedosophia’s Extraordinary General Meeting (scheduled for October 23, 2019) to approve the business combination with Virgin Galactic.

As a reminder, Sard Verbinnen & Co is working with Virgin Galactic to support their Investor Relations function – please let us know if you have any follow up questions.